SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 20, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date:  February 20, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew plc

20 February 2012

Smith & Nephew plc - Transaction in Own Shares

Smith & Nephew PLC announces that it has today transferred 850,000 Ordinary shares of US$0.20 to RBC Cees Trustee Limited, the Trustee of the Smith & Nephew 2004 Employees' Share Trust. The shares will be used to satisfy options and awards under various Company Share Plans.

The transferred shares were all formerly held as Treasury Shares.

Following the above transfer, Smith & Nephew PLC holds 60,322,610 Ordinary shares in treasury, and has 895,830,206 Ordinary shares in issue (excluding treasury shares).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel:      020 7401 7646